UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                      AREL COMMUNICATIONS AND SOFTWARE LTD.
                      -------------------------------------
                                (Name of Issuer)

                      Ordinary Shares, NIS 0.001 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    M14925107
                                    ---------
                                 (CUSIP Number)

                                February 18, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.  M14925107                                          Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          722,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         722,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    722,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.53%

12       Type of Reporting Person (See Instructions)

                                    OO, IA

                                  SCHEDULE 13G

CUSIP No.  M14925107                                          Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          722,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         722,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    722,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.53%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 4 of 10 Pages


Item 1(a)         Name of Issuer:

                  Arel Communications and Software Ltd. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3 Hayarden Street, Yavne, Israel

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Soros Fund Management LLC ("SFM LLC"); and

                  ii) Mr. George Soros ("Mr. Soros").

                  This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  i) SFM is a Delaware limited liability company; and

                  ii) Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, NIS 0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  M14925107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                              Page 5 of 10 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of March 1, 2004, each of the Reporting Persons may be deemed the beneficial owner of the 722,500 Shares held for the account of Quantum Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 5.53% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent Form 6-K, there were 13,055,739 Shares outstanding as of December 31, 2003).

Item 4(c)         Number of shares as to which such person has:

SFM LLC
(i)       Sole power to vote or direct the vote:                         722,500
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          722,500
(iv)      Shared power to dispose or to direct the disposition of              0

Mr. Soros
(i)       Sole power to vote or direct the vote:                         722,500
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          722,500
(iv)      Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                              Page 6 of 10 Pages

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 7 of 10 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2004                SOROS FUND MANAGEMENT LLC


                                   By: /s/ Richard D. Holahan, Jr.
                                      --------------------------------
                                      Name:  Richard D. Holahan, Jr.
                                      Title: Assistant General Counsel

Date: March 1, 2004                GEORGE SOROS


                                   By: /s/ Richard D. Holahan, Jr.
                                      --------------------------------
                                      Name:  Richard D. Holahan, Jr.
                                      Title: Attorney-in-Fact

                                                              Page 8 of 10 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.        Joint Filing Agreement, dated as of March 1, 2004, by
          and between Soros Fund Management LLC and Mr. George
          Soros..................................................              9

B.        Power of Attorney, dated as of October 30, 2002, granted
          by Mr. George Soros in favor of Armando T. Belly, John F.
          Brown, Jodye Anzalotta, Maryann Canfield, Richard D.
          Holahan, Jr. and Robert Soros..........................             10

                                                              Page 9 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares, NIS 0.001 par value per share, of Arel Communications and Software Ltd., dated as of March 1, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date: March 1, 2004                SOROS FUND MANAGEMENT LLC


                                   By: /s/ Richard D. Holahan, Jr.
                                      --------------------------------
                                      Name:  Richard D. Holahan, Jr.
                                      Title: Assistant General Counsel

Date: March 1, 2004                GEORGE SOROS


                                   By: /s/ Richard D. Holahan, Jr.
                                      --------------------------------
                                      Name:  Richard D. Holahan, Jr.
                                      Title: Attorney-in-Fact

                                                             Page 10 of 10 Pages

                                    EXHIBIT B

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.




                                         /s/ George Soros
                                         -----------------------------
                                         GEORGE SOROS